FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 August, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö _Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Half-year report 2022-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Half-Year Report

2022

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2022, has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2021 (including the financial statements contained therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union (“EU”). Additionally, this half-year report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit for more details on these alternative performance measures.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the jurisdictions where the Company’s securities are traded.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Half-Year Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this half-year report. All references in this half-year report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

This version of the half-year report is the only authoritative version and is available on the Luxembourg Stock Exchange website: https://www.bourse.lu/first.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy and to adapt it adequately to the energy transition or to grow through acquisitions, joint ventures and other investments;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the competitive environment in our business and our industry;

•	the impact of climate change legislations, increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;

•	the physical risks resulting from climate change, including increased severity of extreme weather events and long-term shifts in weather patterns;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	the impact of the COVID-19 pandemic and other crises on the world’s economy, the energy sector in general, or our business and operations;

•	general macroeconomic changes, as well as political, social, public health and other conditions and developments in the countries in which we operate or distribute pipes including developments in connection with the Russia-Ukraine armed conflict; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Half-year report 2022 - Interim management report

TABLE OF CONTENTS

INTERIM MANAGEMENT REPORT	4
Company Overview	4
Principal Risks and Uncertainties	4
Outstanding Legal Proceedings	9
Business Overview	9
Other significant events of the period	14
Related Party Transactions	15
MANAGEMENT CERTIFICATION	16
FINANCIAL INFORMATION	17
Consolidated Condensed Interim Financial Statements	17
EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES	43
INVESTOR INFORMATION	45

3

Half-year report 2022 - Interim management report

INTERIM MANAGEMENT REPORT

Company Overview

We are a leading manufacturer of pipes and related services for the world's energy industry and certain other industrial applications. Our manufacturing system integrates steelmaking, pipe rolling and forming, heat treatment, threading and finishing across 16 countries. We also have a research and development (“R&D”) network focused on enhancing our product portfolio and improving our production processes. Our team, based in more than 30 countries worldwide, is united by a passion for excellence in everything we do.

In addition, we supply pipes and tubular components for non-energy applications and are focused on developing and supplying products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bio-energy) power plants, hydrogen storage and refueling stations, and carbon capture and sequestration. Through our integrated, worldwide network of seamless and welded manufacturing facilities, service centers and R&D centers, and a team of around 24,000 employees worldwide, we work with customers to meet their needs, upholding the highest standards of safety, quality, performance and reliability.

Our mission is to deliver value to our customers through product and process innovation, manufacturing excellence, supply chain integration, technical assistance and customer service, aiming to reduce risk and costs, increase flexibility and improve time-to-market. Wherever we operate, we are committed to safety and minimizing our environmental footprint, providing opportunities for our people, and contributing to the sustainable development of our communities.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2021, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products.

There is an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The EU Emissions Trading System signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. Other countries are introducing or considering similar measures or regulations which would lower emissions. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources) may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. In addition, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources.

4

Half-year report 2022 - Interim management report

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, flooding or coastal storm surges have in the past resulted in, and may in the future result in, the shutdown of our facilities, evacuation of our employees or activity disruptions at our client’s well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021 caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses. Additionally, chronic climate changes, such as changes in precipitation patterns and, rising of average temperatures and sea levels may result in increased operating or capital costs due to supply shortages or damage to facilities, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, lower production capacity or negative impacts on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by our oil and gas customers. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. We implemented a worldwide restructuring program and cost-containment plan aimed at preserving our financial resources and overall liquidity position and maintaining the continuity of our operations; we adjusted production levels at our facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and we reduced capital expenditures and working capital. In addition, we introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health and safety of our employees, customers and suppliers. Although such measures proved to be successful to mitigate the impact of the crisis on us, if the virus continues to mutate and spread, or new pandemics or public health crises emerge and new preventive measures are imposed in the future, our operations could be further affected and adversely impact our results. In addition, although oil prices have exceeded pre-COVID-19 levels, demand for oil products is approaching pre-COVID-19 levels and demand for natural gas already exceeds them, there remains considerable uncertainty about the future duration and extent of the pandemic with a recent surge of new and more contagious variants of the SARS-CoV-2 virus as well as about the effectiveness of available vaccines and the success of vaccination campaigns. In this uncertain environment our results of operations and financial condition could still be severely affected.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability.

Our sales may also be affected as a result of antidumping and countervailing duty proceedings or by the imposition of other import restrictions or local content requirements. Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. For example, we import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, on October 27, 2021 the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of OCTG from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. These investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022. In addition, several jurisdictions have begun to impose or expand local content requirements.

5

Half-year report 2022 - Interim management report

If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations. The shipment of goods and services across international borders exposes us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations.

Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Regarding the impact of variations in product demand, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly in product demand for several reasons, including operational constraints and regulatory restrictions. If demand of our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. In addition, if demand continues to recover, we may not be able to retain qualified workforce or hire additional employees soon enough. Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholders’ demand for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

Any adverse economic, political or social developments in the countries in which we operate may negatively affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and in the future could be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports, antidumping or countervailing duties, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the recent Ukraine-Russia armed conflict and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals.

The Russia-Ukraine armed conflict may adversely affect our operations. On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom, imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the armed conflict and related sanctions, energy and commodity prices have spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, direct reduced irons, hot briquetted iron, ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of the economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

6

Half-year report 2022 - Interim management report

In addition, we have suspended any sales to Russian customers or purchases from Russian suppliers that would breach applicable sanctions, and we are exploring alternatives with respect to the potential relocation or closure of our representative office in Moscow. Furthermore, in light of the armed conflict involving Russia and Ukraine and the designation of PAO Severstal’s (“Severstal”) controlling shareholder as person subject to EU and UK sanctions, in March 2022 we recorded an impairment in the amount of approximately $14.9 million in connection with our investment in a joint venture in Russia with Severstal.

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. In addition, one element of our business strategy is to identify and pursue growth-enhancing strategic opportunities by making significant capital investments and acquiring interests in, or businesses of, various companies. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes regarding transfer pricing. Most of the jurisdictions where we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of new regulations that may result from evolving initiatives like those launched by the Organization for Economic Co-operation and Development (“OECD”) and the EU regarding international taxation that could negatively impact our financial condition, results of operations and cash flows.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2022 we had $1,086 million in goodwill corresponding mainly to the acquisition of Hydril Company in 2007.

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. We operate globally and conduct business in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act. Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

7

Half-year report 2022 - Interim management report

We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts made in compliance with all applicable laws at the time they were performed. Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. In addition, our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems to conduct our operations and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor external developments and available information on threats and security incidents, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Cyberattack attempts, such as ransomware, phishing, spoofing and whaling, continued to increase throughout 2021 in the context of the COVID-19 pandemic, primarily due to a significant expansion of remote work practices among our employees, customers and suppliers and the increasing digitalization of work. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack).

8

Half-year report 2022 - Interim management report

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in the unaudited consolidated condensed interim financial statements included in this half-year report are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

See note 16 “Contingencies, commitments and restrictions to the distribution of profits” to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements.

Business Overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2021, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2022, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Even as global economic growth slows and central banks raise interest rates to contain inflationary pressures, prices for oil and gas remain high and prices for gas and electric energy in Europe have reached unprecedented levels. The Ukraine war drags on and the impact of further sanctions on Russian oil exports as well as reductions in flows of Russian gas to Europe have increased market uncertainty. Inventories remain at low levels and the supply response remains limited reflecting low investment levels over the past years and uncertainty about longer-term demand in the energy transition.

9

Half-year report 2022 - Interim management report

Drilling activity continues to increase around the world led by North America and the Middle East. Offshore drilling activity is also increasing with deepwater developments in Brazil, Guyana and sub-Saharan Africa. Pipeline project activity is advancing in the Middle East and South America.

In the second half, we anticipate further growth in sales and stable margins, with higher prices compensating cost increases. Growth in sales will be more limited in the third quarter as they will be affected by seasonal factors and lower shipments to pipeline projects. We also anticipate that free cash flow will remain positive during the semester.

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2022		2021
		%		%
Net sales	5,167,515	100.0	2,710,300	100.0
Cost of sales	(3,257,284)	(63.0)	(1,996,781)	(73.7)
Gross profit	1,910,231	37.0	713,519	26.3
Selling, general and administrative expenses	(776,662)	(15.0)	(551,811)	(20.4)
Other operating income (expense), net	13,530	0.3	41,577	1.5
Operating income	1,147,099	22.2	203,285	7.5
Finance Income	15,266	0.3	27,215	1.0
Finance Cost	(7,962)	(0.2)	(10,506)	(0.4)
Other financial results	(19,879)	(0.4)	4,680	0.2
Income before equity in earnings of non-consolidated companies and income tax	1,134,524	22.0	224,674	8.3
Equity in earnings of non-consolidated companies	190,706	3.7	224,970	8.3
Income before income tax	1,325,230	25.6	449,644	16.6
Income tax	(187,771)	(3.6)	(58,697)	(2.2)
Income for the period	1,137,459	22.0	390,947	14.4

Attributable to:
Shareholders' equity	1,139,492	22.1	400,286	14.8
Non-controlling interests	(2,033)	-	(9,339)	(0.3)
	1,137,459		390,947

10

Half-year report 2022 - Interim management report

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2022	2021
Current assets	6,820,745	4,981,173
Property, plant and equipment, net	5,662,744	5,824,801
Other non-current assets	3,692,553	3,643,457
Total assets	16,176,042	14,449,431

Current liabilities	2,672,413	1,559,645
Non-current borrowings	16,931	111,432
Deferred tax liabilities	279,799	274,721
Other non-current liabilities	412,851	397,931
Total liabilities	3,381,994	2,343,729

Capital and reserves attributable to the owners of the parent	12,649,677	11,960,578
Non-controlling interests	144,371	145,124
Equity	12,794,048	12,105,702
Total liabilities and equity	16,176,042	14,449,431
Number of shares outstanding	1,180,537	1,180,537

Six-month period ended June 30, 2022, compared to six-month period ended June 30, 2021

Summary

Our sales in the first half of 2022 increased 91% compared to the first half of 2021 as volumes of tubular products shipped increased 36% and average selling prices increased 43% while sales in the Others segment increased 42%. Following the increase in sales, EBITDA more than doubled thanks to the increase in margins. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs. Operating income in the first six months of 2022 includes a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, offset by a $78 million charge from the settlement with the U.S. SEC and $20 million severance charges.

Cash flow provided by operating activities amounted to $401 million during the first half of 2022, net of an increase in working capital of $807 million, which reflects the recovery in activity levels. After capital expenditures of $141 million, our free cash flow amounted to $260 million. Following a dividend payment of $331 million in May 2022, our positive net cash position amounted to $635 million at the end of June 2022.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,				Increase /
	2022		2021		Decrease
Tubes	4,836	94%	2,476	91%	95%
Others	332	6%	234	9%	42%
Total	5,168	100%	2,710	100%	91%

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,		Increase /
	2022	2021	Decrease
Seamless	1,587	1,108	43%
Welded	125	150	(16%)
Total	1,712	1,258	36%

11

Half-year report 2022 - Interim management report

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
Net sales	2022	2021	Decrease
- North America	2,930	1,220	140%
- South America	810	396	105%
- Europe	491	314	57%
- Middle East & Africa	442	424	4%
- Asia Pacific	161	122	32%
Total net sales	4,836	2,476	95%
Operating income	1,107	169
Operating income (% of sales)	22.9%	6.8%

Net sales of tubular products and services increased 95% to $4,836 million in the first half of 2022, compared to $2,476 million in the first half of 2021 due to an increase of 36% in volumes and a 43% increase in average selling prices. Sales increased in all regions, mainly in North America where there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market. Average drilling activity in the first half of 2022 increased 57% in the United States & Canada and 14% internationally compared to the first half of 2021.

Operating results from tubular products and services amounted to a gain of $1,107 million in the first half of 2022 compared to $169 million in the first half of 2021. Tubes operating income in the first six months of 2022 includes a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, offset by a $78 million charge from the settlement with the U.S. SEC and $16 million severance charges. The improvement in operating results was driven by the recovery in sales and margins, as higher tubes prices and an improvement in industrial performance due to the increased levels of activity and utilization of production capacity more than offset the increase in raw material and energy costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,		Increase /
	2022	2021	Decrease
Net sales	332	234	42%
Operating income	40	35	14%
Operating income (% of sales)	12.0%	14.8%

Net sales of other products and services increased 42% to $332 million in the first half of 2022, compared to $234 million in the first half of 2021, mainly due to higher sales of our oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services, higher sales of sucker rods and excess raw materials, partially offset by lower sales from the discontinued industrial equipment business in Brazil.

12

Half-year report 2022 - Interim management report

Operating income from other products and services amounted to a gain of $40 million in the first half of 2022, compared to $35 million in the first half of 2021. The improvement in operating results is mainly driven by the increase in sales following a recovery in activity and in the level of capacity utilization of our production facilities.

Selling, general and administrative expenses, or SG&A, amounted to $777 million in the first half of 2022, representing 15.0% of sales, and $552 million in the first half of 2021, representing 20.4% of sales. SG&A expenses increased mainly due to higher selling expenses (in particular commissions and freights) associated with higher sales and higher labor costs. However, they decreased as a percentage of sales due to the better absorption of fixed and semi-fixed components of SG&A expenses on higher sales.

Other operating results amounted to a net gain of $14 million in the first half of 2022, compared to a net gain of $42 million in the first half of 2021. In the first six months of 2022 main other operating results include a non-cash gain of $71 million from the reclassification to the income statement of NKKTubes’s cumulative foreign exchange adjustments belonging to the shareholders, an $18 million gain from the sale of land in Canada after the relocation of the Prudential facility, partially offset by a $78 million loss from the settlement with the U.S. SEC. The gain in 2021 was mainly due to a $34 million recognition of fiscal credits in Brazil.

Financial results amounted to a loss of $13 million in the first half of 2022, compared to a gain of $21 million in the first half of 2021. The $7 million net finance income in the first six months of 2022 was negatively impacted by the decline in the fair value of certain financial instruments obtained in an operation of settlement of trade receivables. Additionally, the $20 million loss in other financial results is mainly related to losses on derivatives covering net receivables in Brazilian real, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

Equity in earnings of non-consolidated companies generated a gain of $191 million in the first half of 2022, compared to a gain of $225 million in the first half of 2021. The result of the first half of 2022 is net of an impairment charge on the value of our joint venture in Russia, amounting to $15 million. The remaining results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $188 million in the first half of 2022, compared to $59 million in the first half of 2021. The increase in income tax reflects better results at several subsidiaries following the improvement in activity in 2022.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2022	2021
Net cash provided by operating activities	401	20
Net cash (used in) provided by investing activities	(117)	195
Net cash provided by (used in) financing activities	53	(213)
Increase in cash and cash equivalents	337	3

Cash and cash equivalents at the beginning of the period	318	585
Effect of exchange rate changes	(19)	(2)
Increase in cash and cash equivalents	337	3
Cash and cash equivalents at period end (net of overdrafts)	636	585

Cash and cash equivalents at period end (net of overdrafts)	636	585
Bank overdrafts	1	2
Other current investments	560	574
Non-current investments	178	286
Current Borrowings	(727)	(310)
Non-current borrowings	(17)	(290)
Derivatives hedging borrowings and investments	6	7
Net cash	635	854

13

Half-year report 2022 - Interim management report

Net cash provided by operating activities during the first half of 2022 amounted to $401 million (net of an increase in working capital of $807 million), compared to cash provided by operations of $20 million (net of an increase in working capital of $397 million) in the first half of 2021. Working capital, mainly inventories and trade receivables, has been increasing since 2021 following the recovery in activity from very low levels in 2020.

Capital expenditures amounted to $141 million in the first half of 2022, compared to $97 million in the first half of 2021. Free cash flow amounted to $260 million in the first half of 2022, compared to a negative free cash flow of $76 million in the first half of 2021.

After a dividend payment of $331 million in May 2022, our net cash position amounted to $635 million at June 30, 2022, from $700 million at December 31, 2021.

Other significant events of the period

The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian government retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad.

Tenaris is seeking alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia and may be faced with supply delays or forced to pay higher prices to secure the raw materials, in particular energy, required for its steelmaking operations. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in Tenaris’s steelmaking operations would result in higher production costs and potential plant stoppages, affecting its profitability and results of operations.

Tenaris’s sales to Russian customers were not material in the six-month period ended June 30, 2022. All sales to Russian customers and all purchases from Russian suppliers were made in compliance with applicable regulations. There are no significant exposures or credit losses effects related to Russian counterparties, and the conflict has not created any uncertainty on the value of financial instruments. The currently ongoing events have not changed significant judgements taken into consideration when performing impairments tests as of the end of the previous year, nor have they raised going concern risks. In addition, Tenaris is assessing the potential relocation or closure of its representative office in Moscow, which currently employs 9 people.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, in March 2022, Tenaris recorded an impairment in the amount of approximately $14.9 million in connection with its investment in a joint venture in Russia with Severstal.

Annual General Meeting of Shareholders

On May 3, 2022, the Company’s annual general meeting of shareholders approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, the shareholders acknowledged the Company’s 2021 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports; and the Company’s 2021 annual sustainability report containing the non-financial statement. The annual general meeting also approved the consolidated financial statements as of and for the year ended December 31, 2021, and the annual accounts as at December 31, 2021.

The annual general meeting also approved an annual dividend of $0.41 per share (or $0.82 per ADS), which represents an aggregate sum of approximately $484 million, and which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2021.

The annual general meeting resolved to maintain the number of directors in eleven and approved the reelection of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel and the appointment of Ms. Maria Novales-Flamarique as new board member. All board members will hold office until the meeting that will be convened to decide on the 2022 annual accounts.

The board of directors subsequently re-elected Mr. Roberto Monti, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members and elected Mr. Simon Ayat as new audit committee member, with Ms. Tiuba to continue as the committee’s chairperson. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

14

Half-year report 2022 - Interim management report

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2022, and the Compensation Report for the year ended December 31, 2021; and appointed PricewaterhouseCoopers Société Coopérative, Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2022.

The minutes of the annual general shareholders meeting and other meeting materials are available at the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Related Party Transactions

Tenaris is a party to several related party transactions which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 19 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

15

Half-year report 2022 - Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report includes a fair review of the important events that have occurred during the six-month period ended June 30, 2022, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

August 3, 2022

s/ Alicia Móndolo

Chief Financial Officer

Alicia Móndolo

August 3, 2022

16

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2022

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended June 30,		Six-month period ended June 30,
		2022	2021	2022	2021
	Notes	(Unaudited)		(Unaudited)
Net sales	3	2,800,474	1,528,511	5,167,515	2,710,300
Cost of sales	4	(1,735,342)	(1,113,782)	(3,257,284)	(1,996,781)
Gross profit		1,065,132	414,729	1,910,231	713,519
Selling, general and administrative expenses	5	(411,740)	(296,785)	(776,662)	(551,811)
Other operating income (expense), net	6	9,453	33,750	13,530	41,577
Operating income		662,845	151,694	1,147,099	203,285
Finance Income	7	6,441	21,517	15,266	27,215
Finance Cost	7	(6,127)	(5,831)	(7,962)	(10,506)
Other financial results	7	(11,771)	(6,074)	(19,879)	4,680
Income before equity in earnings of non-consolidated companies and income tax		651,388	161,306	1,134,524	224,674
Equity in earnings of non-consolidated companies	15	103,102	145,829	190,706	224,970
Income before income tax		754,490	307,135	1,325,230	449,644
Income tax		(120,464)	(16,953)	(187,771)	(58,697)
Income for the period		634,026	290,182	1,137,459	390,947

Attributable to:
Shareholders' equity		636,718	293,940	1,139,492	400,286
Non-controlling interests		(2,692)	(3,758)	(2,033)	(9,339)
		634,026	290,182	1,137,459	390,947
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.54	0.25	0.97	0.34
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.08	0.50	1.93	0.68

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

18

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Income for the period	634,026	290,182	1,137,459	390,947
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(75,098)	42,972	(47,013)	(17,534)
Reclassification of currency translation adjustment reserve (*)	(71,252)	-	(71,252)	-
Change in value of cash flow hedges and instruments at fair value	4,917	2,910	(7,320)	556
Income tax relating to components of other comprehensive income	-	532	-	(2,411)
From participation in non-consolidated companies:
- Currency translation adjustment	(22,380)	18,649	8,481	7,803
- Changes in the fair value of derivatives held as cash flow hedges and others	(519)	472	(2,095)	(676)
	(164,332)	65,535	(119,199)	(12,262)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	25	705	(301)	893
Income tax on items that will not be reclassified	(139)	(1,046)	(139)	(1,728)
Remeasurements of post employment benefit obligations of non-consolidated companies	(486)	3,353	(512)	2,981
	(600)	3,012	(952)	2,146
Other comprehensive (loss) income for the period	(164,932)	68,547	(120,151)	(10,116)
Total comprehensive income for the period	469,094	358,729	1,017,308	380,831
Attributable to:
Shareholders' equity	472,140	362,484	1,019,683	387,609
Non-controlling interests	(3,046)	(3,755)	(2,375)	(6,778)
	469,094	358,729	1,017,308	380,831

(*) As of June 30, 2022 as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders has been reclassified with impact in the income statement. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

19

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At June 30, 2022		At December 31, 2021
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	5,662,744		5,824,801
Intangible assets, net	10	1,358,935		1,372,176
Right-of-use assets, net	11	109,340		108,738
Investments in non-consolidated companies	15	1,539,006		1,383,774
Other investments NC	12	184,222		320,254
Derivative financial instruments NCA	13	8,279		7,080
Deferred tax assets		264,161		245,547
Receivables, net		228,610	9,355,297	205,888	9,468,258
Current assets
Inventories, net		3,370,139		2,672,593
Receivables and prepayments, net		134,661		96,276
Current tax assets		201,786		193,021
Trade receivables, net		1,890,697		1,299,072
Derivative financial instruments CA	13	27,064		4,235
Other investments C	12	559,827		397,849
Cash and cash equivalents	12	636,571	6,820,745	318,127	4,981,173
Total assets			16,176,042		14,449,431
EQUITY
Shareholders' equity			12,649,677		11,960,578
Non-controlling interests			144,371		145,124
Total equity			12,794,048		12,105,702
LIABILITIES
Non-current liabilities
Borrowings		16,931		111,432
Lease liabilities	11	83,315		82,694
Deferred tax liabilities		279,799		274,721
Other liabilities		236,224		231,681
Provisions		93,312	709,581	83,556	784,084
Current liabilities
Borrowings		727,497		219,501
Lease liabilities	11	29,357		34,591
Derivative financial instruments CL	13	12,811		11,328
Current tax liabilities		232,437		143,486
Other liabilities		317,846		203,725
Provisions		10,045		9,322
Customer advances		343,613		92,436
Trade payables		998,807	2,672,413	845,256	1,559,645
Total liabilities			3,381,994		2,343,729
Total equity and liabilities			16,176,042		14,449,431

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

20

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the period	-	-	-	-	-	1,139,492	1,139,492	(2,033)	1,137,459
Currency translation adjustment	-	-	-	(46,688)	-	-	(46,688)	(325)	(47,013)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(470)	-	(470)	30	(440)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(7,273)	-	(7,273)	(47)	(7,320)
From other comprehensive income of non-consolidated companies	-	-	-	8,481	(2,607)	-	5,874	-	5,874
Other comprehensive (loss) for the period	-	-	-	(109,459)	(10,350)	-	(119,809)	(342)	(120,151)
Total comprehensive income (loss) for the period	-	-	-	(109,459)	(10,350)	1,139,492	1,019,683	(2,375)	1,017,308
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	1,622	1,622
Dividends paid	-	-	-	-	-	(330,584)	(330,584)	-	(330,584)
Balance at June 30, 2022	1,180,537	118,054	609,733	(1,160,592)	(346,550)	12,248,495	12,649,677	144,371	12,794,048

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	-	-	-	-	-	400,286	400,286	(9,339)	390,947
Currency translation adjustment	-	-	-	(17,418)	-	-	(17,418)	(116)	(17,534)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(835)	-	(835)	-	(835)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,532)	-	(4,532)	2,677	(1,855)
From other comprehensive income of non-consolidated companies	-	-	-	7,803	2,305	-	10,108	-	10,108
Other comprehensive (loss) income for the period	-	-	-	(9,615)	(3,062)	-	(12,677)	2,561	(10,116)
Total comprehensive income (loss) for the period	-	-	-	(9,615)	(3,062)	400,286	387,609	(6,778)	380,831
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	-	-	4,885	4,885
Dividends paid	-	-	-	-	-	(165,275)	(165,275)	(3,207)	(168,482)
Balance at June 30, 2021	1,180,537	118,054	609,733	(967,989)	(348,279)	10,893,166	11,485,222	178,485	11,663,707

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2022 and 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 16.

(4) Related to NKKTubes’ cease of operations. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(5) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

21

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Income for the period		1,137,459	390,947
Adjustments for:
Depreciation and amortization	9, 10 & 11	286,100	294,096
Income tax accruals less payments		45,951	(567)
Equity in earnings of non-consolidated companies	15	(190,706)	(224,970)
Interest accruals less payments, net		(1,611)	(12,047)
Changes in provisions		10,479	9,598
Reclassification of currency translation adjustment reserve (*)	6	(71,252)	-
Changes in working capital		(807,099)	(397,090)
Currency translation adjustment and others		(8,173)	(39,826)
Net cash provided by operating activities		401,148	20,141

Cash flows from investing activities
Capital expenditures	9 & 10	(141,343)	(96,565)
Changes in advance to suppliers of property, plant and equipment		(19,855)	(5,728)
Acquisition of subsidiaries, net of cash acquired	20	(4,082)	-
Proceeds from disposal of property, plant and equipment and intangible assets		45,996	5,339
Dividends received from non-consolidated companies	15	45,488	49,131
Changes in investments in securities		(43,571)	242,923
Net cash (used in) provided by investing activities		(117,367)	195,100

Cash flows from financing activities
Dividends paid	8	(330,584)	(165,275)
Dividends paid to non-controlling interest in subsidiaries		-	(3,207)
Changes in non-controlling interests		1,622	-
Payments of lease liabilities		(28,405)	(26,304)
Proceeds from borrowings		851,736	286,120
Repayments of borrowings		(441,176)	(303,888)
Net cash provided by (used in) financing activities		53,193	(212,554)

Increase in cash and cash equivalents		336,974	2,687

Movement in cash and cash equivalents
At the beginning of the period		318,067	584,583
Effect of exchange rate changes		(19,113)	(2,031)
Increase in cash and cash equivalents		336,974	2,687
At June 30,		635,928	585,239

		At June 30,
Cash and cash equivalents		2022	2021
Cash and bank deposits		636,571	587,337
Bank overdrafts		(643)	(2,098)
		635,928	585,239

(*) Related to NKKTubes’ cease of operations. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

22

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Category of financial instruments and classification within the fair value hierarchy
15	Investments in non-consolidated companies
16	Contingencies, commitments and restrictions to the distribution of profits
17	Cancellation of title deed in Saudi Steel Pipe Company
18	Foreign exchange control measures in Argentina
19	Related party transactions
20	Business Combinations
21	Nationalization of Venezuelan Subsidiaries
22	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations
23	Subsequent events

23

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on August 3, 2022.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2021. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction. During the period there were no material changes in the significant accounting estimates.

The Company is carefully assessing the potential impact of climate change and the energy transition on its business in terms of the risks to its markets and its physical assets and is adapting its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2021.

None of the accounting pronouncements applicable after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

24

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2022	Tubes	Other	Total
IFRS - Net Sales	4,836	332	5,168

Management view - operating income	865	32	897
Difference in cost of sales	173	8	181
Differences in depreciation and amortization	1	-	1
Differences in selling, general and administrative expenses	(4)	-	(4)
Differences in other operating income (expenses), net and others	72	-	72
IFRS - operating income	1,107	40	1,147
Financial income (expense), net			(13)
Income before equity in earnings of non-consolidated companies and income tax			1,134
Equity in earnings of non-consolidated companies			191
Income before income tax			1,325
Capital expenditures	140	1	141
Depreciation and amortization	275	11	286

Six-month period ended June 30, 2021	Tubes	Other	Total
IFRS - Net Sales	2,476	234	2,710

Management view - operating (loss) income	(47)	25	(22)
Difference in cost of sales	217	11	227
Differences in depreciation and amortization	1	(1)	-
Differences in other operating income (expenses), net	(2)	-	(2)
IFRS - operating income	169	35	203
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			225
Equity in earnings of non-consolidated companies			225
Income before income tax			450
Capital expenditures	84	13	97
Depreciation and amortization	284	10	294

In the six-month period ended June 30, 2022 and 2021, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $30.1 million and $10.1 million respectively.

There are no material differences between the IFRS and management views in total revenues and by reportable segments.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. Additionally, for the six-month period ended June 30, 2022, operating income under the IFRS view includes the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Six-month period ended June 30, 2022
Net sales	2,978,222	992,948	565,479	469,451	161,415	5,167,515
Capital expenditures	60,842	44,986	23,299	1,115	11,101	141,343
Depreciation and amortization	163,246	55,516	37,744	17,322	12,272	286,100

Six-month period ended June 30, 2021
Net sales	1,276,271	507,484	367,780	435,740	123,025	2,710,300
Capital expenditures	35,668	36,929	13,956	4,795	5,217	96,565
Depreciation and amortization	140,987	68,517	49,593	19,917	15,082	294,096

25

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Brazil, Italy and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month period ended June 30, 2022 and 2021, revenues related to governmental institutions represented approximately 21% and 24% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Six-month period ended June 30,
Revenues Tubes	2022	2021
	(Unaudited)
Oil and Gas	4,094	2,008
Hydrocarbon Processing and Power Generation	352	197
Industrial and Other	390	271
Total	4,836	2,476

4	Cost of sales

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Inventories at the beginning of the period	2,672,593	1,636,673
Plus: Charges of the period
Raw materials, energy, consumables and other	2,778,840	1,644,120
Services and fees	150,652	96,023
Labor cost	549,319	375,699
Depreciation of property, plant and equipment	216,658	221,754
Amortization of intangible assets	5,043	3,746
Depreciation of right-of-use assets	17,586	17,645
Maintenance expenses	124,309	72,762
Allowance for obsolescence	(3,265)	19,920
Taxes	39,384	18,283
Other	76,304	35,716
	3,954,830	2,505,668
Less: Inventories at the end of the period	(3,370,139)	(2,145,560)
	3,257,284	1,996,781

5	Selling, general and administrative expenses

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Services and fees	70,279	54,633
Labor cost	255,160	207,932
Depreciation of property, plant and equipment	10,657	11,145
Amortization of intangible assets	28,313	32,007
Depreciation of right-of-use assets	7,843	7,799
Commissions, freight and other selling expenses	307,821	173,341
Provisions for contingencies	8,450	13,004
Allowances for doubtful accounts	(744)	(2,084)
Taxes	50,220	33,068
Other	38,663	20,966
	776,662	551,811

26

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Other operating income (expense), net

		Six-month period ended June 30,
		2022	2021
		(Unaudited)
(i)	Other operating income
	Net income from other sales	24,838	2,788
	Net rents	2,820	2,663
	Reclassification of currency translation adjustment reserve (*)	71,252	-
	Other (**)	-	39,500
		98,910	44,951
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	(6,698)	(3,726)
	Allowance for doubtful receivables	(290)	352
	Securities Exchange Commission investigation settlement (***)	(78,100)	-
	Other	(292)	-
		(85,380)	(3,374)
	Total	13,530	41,577

(*) As of June 30, 2022 as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders has been reclassified with impact in the income statement. For more information see note 35 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

(**) On 13 May 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of $50.8 million tax credit in Brazilian subsidiaries, out of which $34.1 million were recognized in other operating income and $16.7 million in financial results. In addition the tax charge related to this gain amounted to $17.7 million.

(***) For more information see note 16 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Ongoing investigation”.

7	Financial results
	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Interest Income	25,730	27,215
Net result on changes in FV of financial assets at FVTPL	(10,464)	-
Finance Income (*)	15,266	27,215
Finance Cost	(7,962)	(10,506)
Net foreign exchange transactions results (**)	4,693	13,364
Foreign exchange derivatives contracts results (***)	(24,441)	(8,259)
Other	(131)	(425)
Other Financial results	(19,879)	4,680
Net Financial results	(12,575)	21,389

(*) Finance Income:

The six-month period ended June 2022 and 2021 includes $12.8 and $1.4 million of interest related to instruments carried at FVTPL, respectively.

The six-month period ended June 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

The six-month period ended June 2021 also includes $17.5 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6.

(**) Net foreign exchange transactions results:

The six-month period ended June 2022 mainly includes the result from Japanese yen depreciation against the U.S. dollar on Japanese yen-denominated trade, social and fiscal payables at the Japanese subsidiary whose functional currency is the U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, and the result from Argentine peso depreciation against the U.S. dollar on Argentine peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar, offset by Chinese yuan depreciation against the U.S. dollar on Chinese yuan-denominated trade receivables at Chinese subsidiaries whose functional currency is the U.S. dollar.

The six-month period ended June 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from Brazilian real appreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by an increase in currency translation adjustment reserve from a Brazilian subsidiary.

(***) Foreign exchange derivatives contracts results:

The six-month period ended June 2022 includes mainly losses on derivatives covering net receivables in Brazilian real, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

The six-month period ended June 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen, Euro and losses on derivatives covering net receivables in Brazilian real and Mexican peso.

27

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Dividend distribution

On May 3, 2022, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS). The amount approved included the interim dividend previously paid in November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021, for an amount of approximately $165 million. In the aggregate, the interim dividend paid in November 2020 and the balance paid in May 2021 amounted to approximately $248 million.

9	Property, plant and equipment, net

	2022	2021
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	5,824,801	6,193,181
Currency translation adjustment	(33,279)	(12,955)
Increase due to business combinations (*)	187	-
Additions	124,846	83,762
Disposals / Consumptions	(27,659)	(7,951)
Transfers / Reclassifications	1,163	976
Depreciation charge	(227,315)	(232,899)
At June 30,	5,662,744	6,024,114

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 20.

See note 17 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79%.

10	Intangible assets, net

	2022	2021
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,372,176	1,429,056
Currency translation adjustment	798	399
Increase due to business combinations (*)	4,018	-
Additions	16,497	12,803
Disposals / Consumptions	(35)	(1,264)
Transfers / Reclassifications	(1,163)	(976)
Amortization charge	(33,356)	(35,753)
At June 30,	1,358,935	1,404,265

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition, for more information see note 20.

11	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2022	2021
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	108,738	241,953
Currency translation adjustment	(518)	(298)
Additions	29,683	13,837
Disposals / Consumptions	(3,134)	(5,534)
Depreciation charge	(25,429)	(25,444)
At June 30,	109,340	224,514

28

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Right-of-use assets, net by underlying category

	At June 30,	At December 31,
	2022	2021
	(Unaudited)
Land and Civil Buildings	18,533	22,077
Industrial Buildings, Plant and Production Equipment	77,400	77,089
Vehicles, furniture and fixtures	12,309	9,572
Others	1,098	-
	109,340	108,738

Depreciation of right-of-use assets was mainly included in Tubes segment.

Lease liabilities evolution

	2022	2021
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	117,285	257,343
Translation differences	(2,177)	(8,541)
Additions	29,667	13,802
Cancellations	(4,326)	(6,294)
Repayments of lease liabilities including interests	(29,421)	(27,664)
Interest accrued	1,644	1,734
At June 30,	112,672	230,380

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 26%, 40% and 34% of the total remaining payments, respectively.

12	Cash and cash equivalents and other investments

	At June 30,	At December 31,
	2022	2021
Cash and cash equivalents	(Unaudited)
Cash at banks	182,729	167,455
Liquidity funds	263,761	105,697
Short – term investments	190,081	44,975
	636,571	318,127

Other investments - current
Bonds and other fixed income	277,317	158,107
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	282,510	239,742
	559,827	397,849
Other investments - non-current
Bonds and other fixed income	177,594	312,619
Others	6,628	7,635
	184,222	320,254

13	Derivative financial instruments

	At June 30,	At December 31,
	2022	2021
	(Unaudited)
Derivatives hedging borrowings and investments	5,925	2,472
Other derivatives	29,418	8,843
Contracts with positive fair values	35,343	11,315

Derivatives hedging borrowings and investments	187	147
Other derivatives	12,624	11,181
Contracts with negative fair values	12,811	11,328

29

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

14	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2022 and December 31, 2021.

	Carrying	Measurement Categories		At Fair Value
June 30, 2022	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	636,571	372,810	263,761	263,761	-	-
Other investments	559,827	282,510	277,317	277,317	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	282,510	282,510	-	-	-	-
Non - U.S. Sovereign Bills	101,954	101,954	-	-	-	-
Certificates of Deposits	45,142	45,142	-	-	-	-
Other notes	135,414	135,414	-	-	-	-
Bonds and other fixed income	277,317	-	277,317	277,317	-	-
Non - U.S. government securities	83,801	-	83,801	83,801	-	-
Corporates securities	193,516	-	193,516	193,516	-	-
Derivative financial instruments	35,343	-	35,343	-	35,343	-
Other Investments Non-current	184,222	-	184,222	177,594	-	6,628
Bonds and other fixed income	177,594	-	177,594	177,594	-	-
Other investments	6,628	-	6,628	-	-	6,628
Trade receivables	1,890,697	1,890,697	-	-	-	-
Receivables C and NC (*)	363,271	80,327	48,659	-	-	48,659
Other receivables	128,986	80,327	48,659	-	-	48,659
Other receivables (non-financial)	234,285	-	-	-	-	-
Total		2,626,344	809,302	718,672	35,343	55,287
Liabilities
Borrowings C and NC	744,428	744,428	-	-	-	-
Trade payables	998,807	998,807	-	-	-	-
Lease Liabilities C and NC	112,672	112,672	-	-	-	-
Derivative financial instruments	12,811	-	12,811	-	12,811	-
Total		1,855,907	12,811	-	12,811	-

	Carrying	Measurement Categories		At Fair Value
December 31, 2021	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742		-		-
Certificates of deposits	94,414	94,414	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-
Other notes	115,266	115,266	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	158,107	-	-
Non - U.S. government securities	10,660	-	10,660	10,660	-	-
Corporates securities	147,447	-	147,447	147,447	-	-
Derivative financial instruments	11,315	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	320,254	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	312,619	-	-
Other investments	7,635	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-
Total		1,836,464	644,032	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-
Finance Lease Liabilities C and NC	117,285	117,285	-	-	-	-
Derivative financial instruments	11,328	-	11,328	-	11,328	-
Total		1,293,474	11,328	-	11,328	-

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 21.

There were no transfers between Levels during the period.

30

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 21.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.2% of its carrying amount including interests accrued as of June 30, 2022 as compared with 99.6% as of December 31, 2021. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
At the beginning of the period	1,383,774	957,352
Translation differences	8,481	7,803
Equity in earnings of non-consolidated companies	205,630	224,970
Impairment loss in non-consolidated companies (*)	(14,924)	-
Dividends and distributions received (**)	(41,348)	(48,239)
(Decrease) /increase in equity reserves and others	(2,607)	2,305
At the end of the period	1,539,006	1,144,191

(*) Related to the joint venture with PAO Severstal (“Severstal”). For more information see note 22.

(**) Related to Ternium and Usiminas. During 2022 and 2021 $45.5 million and $49.1 million respectively were collected.

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

31

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of June 30, 2022, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $36.09 per ADS, giving Tenaris’s ownership stake a market value of approximately $829 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,355.4 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2022, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

On July 29, 2022, the Board of Directors of Ternium Argentina S.A. approved the payment of a dividend in kind of approximately $300 million in Argentine peso denominated financial instruments. Considering the impact of foreign exchange restrictions in Argentina, there would be a negative effect at the time those financial instruments will be transferred to the controlling shareholder of Ternium Argentina S.A.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2022, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL8.21 ($1.57) and BRL8.65 ($1.65), respectively, giving Tenaris’s ownership stake a market value of approximately $59.3 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $123.9 million.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of June 30, 2022, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Investments S.L. (Unipersonal) (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of June 30, 2022, the carrying value of Tenaris’s ownership stake in Techgen was approximately $35.6 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of June 30, 2022, Tenaris’s exposure under these agreements amounted to $44.1 million, $0.9 million and $17.3 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of June 30, 2022, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of June 30, 2022, amounted to $10.3 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of June 30, 2022, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.4 million.

32

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of June 30, 2022, SSPC’s exposure under the guarantees amounted to $84 million.

16	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

33

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL89.3 million (approximately $17.1 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL76.6 million (approximately $14.6 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal and the parties are currently waiting for the re-allocation of the case to another court. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities investigated whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab.

Upon learning of the investigation, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022 paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

34

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. The first-instance court’s decision may be appealed by the public prosecutor before a higher court.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

▪ Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪ Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL58.2 million (approximately $11.1 million). At this stage, the Company cannot predict the outcome of this claim.

35

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪ U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. In order to prevail on the antitrust claim, Global Tubing must first demonstrate that TCT misled the patent office and that the deceptive acts constitute inequitable conduct. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision, and believes that it has meritorious defenses to this claim. Trial is expected to take place in November 2022. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

▪ Tax assessment from Italian tax authorities

Dalmine, an Italian subsidiary of the Company, received on December 27, 2019, a tax assessment from the Italian tax authorities, related to fiscal year 2014, mainly referred to the compensation for certain intercompany transactions in connection with sales of products and R&D activities. On June 14, 2021, Dalmine received a tax assessment related to fiscal year 2015 with respect to the same matters. As of June 30, 2022, the aggregate amount claimed by the Italian tax authorities for fiscal years 2014 and 2015 was approximately EUR 37.4 million (approximately $38.8 million), comprising EUR 28.7 million (approximately $29.8 million) in principal and EUR8.7 million (approximately $9 million) in interest and penalties. Dalmine timely filed first-instance appeals before the Milan tax court against both tax assessments. On July 22, 2022, however, Dalmine and the Italian tax authorities entered into a settlement agreement covering both the 2014 and 2015 tax assessments and all subsequent fiscal years through 2020. Under the settlement agreement, Dalmine will pay to the Italian tax authorities an aggregate amount of EUR15.6 million (approximately $16.2 million) without acknowledging any fault, and the matter will be finally closed.

▪ U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. In May 2022, the DOC issued affirmative preliminary antidumping determinations with respect to imports from Argentina, Mexico and Russia. The investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition, the DOC initiation and the preliminary determinations of injury and antidumping are unjustified and is vigorously challenging any claim that its imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

36

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2022, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $40 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of June 30, 2022, the estimated aggregate contract amount calculated at current prices, is approximately $185.7 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. For further information, see note 26 to the Company’s Consolidated Financial Statements for the year ended December 31, 2021.

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH from which it committed to purchase carbon steel for a total amount of approximately $114.3 million to use for manufacturing pipes related to the NFXP-QatarGas project.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina for a total amount of approximately $108.6 million.

▪	Certain subsidiaries of the Company entered into a one-year contract, renewable for one additional year, with Ternium USA, Inc., under which they are committed to purchase on a monthly basis specified minimum volumes of steel coils. The contract is effective since March 2022, with deliveries beginning in July 2022 until June 2023. As of June 30, 2022, the aggregate commitment totaled approximately $29.1 million.

▪	A subsidiary of the Company entered into a contract with Usiminas from which it committed to purchase steel coils for a total amount of approximately $196.6 million to use for manufacturing welded pipes for the construction of the Presidente Nestor Kirchner Gas Pipeline (“GPNK”) in Argentina.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 15 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 15 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.5 billion as of June 30, 2022.

37

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of June 30, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

17	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

18	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time, including in recent weeks. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousands. More recently, the Argentine government imposed additional limits to the amount of import payments that can be made by any single company per month or per year; companies that exceed such limits are required to obtain import financing of at least 180 days from the date of nationalization of the goods, except to the extent the goods qualify under a very limited number of exceptions, such as the import of capital goods and certain raw materials. Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.

38

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2022, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s financial position in Argentine peso as of June 30, 2022, amounted to a net short exposure of approximately $97 million. As of June 30, 2022, the total net equity of Argentine subsidiaries represented approximately 10% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the six-month period ended on June 30, 2022, amounted approximately to 17.5% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of June 30, 2022, have been valued at the prevailing official exchange rates.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. If restrictions to access the official foreign exchange market continue to be maintained, or are further tightened, our Argentine subsidiaries could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect their operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect their results of operations).

19	Related party transactions

As of June 30, 2022:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

39

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Six-month period ended June 30,
		2022	2021
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	73,223	36,052
	Sales of goods to other related parties	70,740	20,617
	Sales of services to non-consolidated parties	2,252	2,078
	Sales of services to other related parties	52,182	13,036
		198,397	71,783
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	209,199	137,233
	Purchases of goods to other related parties	21,915	13,466
	Purchases of services to non-consolidated parties	6,373	3,668
	Purchases of services to other related parties	16,749	6,207
		254,236	160,574

		At June 30,	At December 31,
		2022	2021
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	67,702	66,896
	Receivables from other related parties	42,174	33,122
	Payables to non-consolidated parties	(68,655)	(45,092)
	Payables to other related parties	(8,849)	(2,125)
		32,372	52,801
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,740)	(1,936)
	Finance lease liabilities from other related parties	(530)	(624)
		(2,270)	(2,560)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d) and note 16 (ii). No other material guarantees were issued in favor of other related parties.

20	Business Combinations

In connection with the construction of a wind farm in Argentina, in April 2022, Tenaris acquired 100% of the shares of Parques Eólicos de la Buena Ventura S.A. for a price of $4.1 million, which was fully paid. The fair value of the acquired assets and liabilities amounted to $4.1 million, the same value as the consideration paid. Accordingly, no goodwill was recognized.

If the acquisition had occurred on January 1, 2022, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

21	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

40

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of June 30, 2022, post-award interest calculated at the award rate amounted to approximately $131.4 million and, accordingly, the total amount owed by Venezuela under the award as of June 30, 2022, was $304.4 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of June 30, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.7 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of June 30, 2022, was $257.1 million.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of June 30, 2022, post-award interest calculated at the award rate amounted to approximately $75.5 million and, accordingly, the total amount owed by Venezuela under the award as of June 30, 2022, was $291.8 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate. As of June 30, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.1 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of June 30, 2022, was $280.8 million.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

For further information on these cases, see note 34 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

22	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian government retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad.

41

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris is seeking alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia and may be faced with supply delays or forced to pay higher prices to secure the raw materials, in particular energy, required for its steelmaking operations. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in Tenaris’s steelmaking operations would result in higher production costs and potential plant stoppages, affecting its profitability and results of operations.

Tenaris’s sales to Russian customers were not material in the six-month period ended June 30, 2022. All sales to Russian customers and all purchases from Russian suppliers were made in compliance with applicable regulations. There are no significant exposures or credit losses effects related to Russian counterparties, and the conflict has not created any uncertainty on the value of financial instruments. The currently ongoing events have not changed significant judgements taken into consideration when performing impairments tests as of the end of the previous year, nor have they raised going concern risks. In addition, Tenaris is assessing the potential relocation or closure of its representative office in Moscow, which currently employs 9 people.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, in March 2022, Tenaris recorded an impairment in the amount of approximately $14.9 million in connection with its investment in a joint venture in Russia with Severstal.

23	Subsequent events

Agreement for acquisition of Benteler Steel & Tube Manufacturing Corporation

On July 7, 2022, the Company entered into a definitive agreement to acquire from Benteler North America Corporation, a Benteler group company, 100% of the shares of Benteler Steel & Tube Manufacturing Corporation for an aggregate price of $460 million, on a cash-free, debt-free basis. The acquisition will include approximately $52 million of working capital.

The transaction is subject to regulatory approvals, including approval by the U.S. antitrust authorities, consent by Louisiana Economic Development and other local entities, and other customary conditions. Closing is expected to occur during the fourth quarter of 2022.

Benteler Steel & Tube Manufacturing Corporation is a U.S. producer of seamless steel pipe, with an annual pipe rolling capacity of up to 400,000 metric tons at its production facility located in Shreveport, Louisiana.

Alicia Móndolo

Chief Financial Officer

42

Half-year report 2022 - Interim management report

EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for continuing operations + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals)

EBITDA is a non-IFRS alternative performance measure. Income for continuing operations for the six month period ended June 30, 2022 amounted to $1,137 million.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2022	2021
Income for continuing operations	1,137,459	390,947
Income tax	187,771	58,697
Equity in earnings of non-consolidated companies	(190,706)	(224,970)
Financial Results	12,575	(21,389)
Depreciation and amortization	286,100	294,096
EBITDA	1,433,199	497,381

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2022	2021
Cash and cash equivalents	636,571	587,337
Other current investments	559,827	573,679
Non-current investments	177,594	286,264
Derivatives hedging borrowings and investments	5,738	6,833
Current borrowings	(727,497)	(310,344)
Non-current borrowings	(16,931)	(290,071)
Net cash / (debt)	635,302	853,698

43

Half-year report 2022 - Interim management report

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner: Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the six-month period ended June 30, 2022 amounted to $401 million.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2022	2021
Net cash provided by operating activities	401,148	20,141
Capital expenditures	(141,343)	(96,565)
Free Cash Flow	259,805	(76,424)

44

Half-year report 2022 - Interim management report

INVESTOR INFORMATION

Investor Relations Officer
Giovanni Sardagna

Luxembourg Office
26 Boulevard Royal
4th Floor
L-2449 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 9925 0954	investors@tenaris.com
Mexico (52) 229 9891159

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Euronext Milan (TEN)	Deutsche Bank
Bolsa Mexicana de Valores, S.A. de C.V. (TS)	CUSIP No. 88031M019

Internet
www.tenaris.com

45